Filed Pursuant to Rule 433

Registration No. 333-178879, 333-178879-01 and 333-178879-02

January 5, 2012

AmeriGas Finance LLC

AmeriGas Finance Corp.

Pricing Term Sheet

6.750% Senior Notes due 2020

7.000% Senior Notes due 2022

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement.

Issuers:	AmeriGas Finance LLC AmeriGas Finance Corp.

Guarantor:	AmeriGas Partners, L.P.

Terms Applicable to the $550,000,000 6.750% Senior Notes due 2020

Security Description:	6.750% Senior Notes due 2020

Face:	$550,000,000

Maturity:	May 20, 2020

Coupon:	6.750% per annum

Offering Price:	100.000%

Yield to Maturity:	6.750%

Spread to Treasury:	509 basis points

Benchmark:	UST 3.500% due May 15, 2020

Ratings:*	Moodys: Ba2 Fitch: BB+

Equity Clawback:	Redeemable until May 20, 2015 at 106.750% for up to 35% of the aggregate principal amount with the proceeds of certain equity offerings

Optional Redemption:	Redeemable during the 12-month period beginning on May 20 of the years indicated below:

Year	Redemption Price
2016	103.375%
2017	101.688%
2018 and thereafter	100.000%

CUSIP/ISIN:	03077JAA8 / US03077JAA88

Gross Spread:	1.470%

Terms Applicable to the $1,000,000,000 7.000% Senior Notes due 2022

Security Description:	7.000% Senior Notes due 2022

Face:	$1,000,000,000

Maturity:	May 20, 2022

Coupon:	7.000% per annum

Offering Price:	100.000%

Yield to Maturity:	7.000%

Spread to Treasury:	500 basis points

Benchmark:	UST 7.250% due August 15, 2022

Ratings:*	Moodys: Ba2 Fitch: BB+

Equity Clawback:	Redeemable until May 20, 2015 at 107.000% for up to 35% of the aggregate principal amount with the proceeds of certain equity offerings

Optional Redemption:	Redeemable during the 12-month period beginning on May 20 of the years indicated below:

Year	Redemption Price
2017	103.500%
2018	102.333%
2019	101.167%
2020 and thereafter	100.000%

CUSIP/ISIN:	03077JAB6 / US03077JAB61

Gross Spread:	1.470%

Terms Applicable to All Series of Notes

Escrow; Special Mandatory Redemption:	If the closing of the notes is not concurrent with the closing of the Heritage Acquisition (as defined in the Preliminary Prospectus Supplement), the gross proceeds of the offering will be deposited into an escrow account. In that case, if either the Contribution Agreement (as defined in the Preliminary Prospectus Supplement) is terminated prior to April 11, 2012 or the Heritage Acquisition (as defined in the Preliminary Prospectus Supplement) has not been consummated on or prior to April 11, 2012, the Issuers will be required to redeem the notes on the special mandatory redemption date at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Interest Payment Dates:	May 20 and November 20, commencing May 20, 2012

Trade Date:	January 5, 2012

Settlement Date:	January 12, 2012 (T+5)

Minimum Allocations:	$2,000

Increments:	$1,000

Book Runners:	Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Senior Co-Managers:	RBS Securities Inc. PNC Capital Markets LLC

Co-Managers:	TD Securities BB&T Capital Markets, a division of Scott & Stringfellow, LLC Santander Investment Securities Inc.

We expect that delivery of the notes will be made against payment therefor on or about January 12, 2012, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes on the date of pricing or the next two succeeding business days should consult their own advisor.

*     An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; Citigroup Global Markets Inc. toll-free at 1-877-858-5407; J.P. Morgan Securities LLC toll-free at 1-800-245-8812; Wells Fargo Securities, LLC toll- free at 1-800-326-5897.